SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC  20549

                                    FORM 11-K

(Mark one)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1998

                                       OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to ____________

Commission file number 001-5480

      A. Full title of the plan and the address of the plan, if different for that the issuer named below:

               EMPLOYEES' RETIREMENT SAVINGS PLAN
               FOR PRECISION STAMPING DIVISION OF
               ELCO TEXTRON INC.
               1111 Samuelson Road
               P.O. Box 7009
               Rockford, Illinois  61125

     B. Name of issuer of securities held pursuant to the plan and address of Its principal executive office:

               TEXTRON INC.
               40 Westminster Street
               Providence, Rhode Island  02903

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                         EMPLOYEES' RETIREMENT SAVINGS PLAN
                         FOR PRECISION STAMPING DIVISION OF
                         ELCO TEXTRON INC.

                              ELCO TEXTRON INC., Plan Administrator

DATE:  June 28, 1999            By:  /s/Mark S. Arnold
                                     Mark S. Arnold
                                     Director of Finance








                              Financial Statements
                           and Supplemental Schedules


                       Employees' Retirement Savings Plan
                       for the Precision Stamping Division
                              of Elco Textron Inc.


                     Years ended December 31, 1998 and 1997

                       Employees' Retirement Savings Plan
                     for the Precision Stamping Division of
                                Elco Textron Inc.

                              Financial Statements
                            and Supplemental Schedules

                     Years ended December 31, 1998 and 1997

                                    Contents

Report of Independent Auditors                                         1

Financial Statements

Statements of Net Assets Available for Benefits                        2
Statements of Changes in Net Assets Available for Benefits             4
Notes to Financial Statements                                          6


Supplemental Schedules

Line 27a - Schedule of Assets Held for Investment Purposes            11
Line 27d - Schedule of Reportable Transactions                        12

                         Report of Independent Auditors

Administrative Committee
Employees' Retirement Savings Plan for the Precision
 Stamping Division of Elco Textron Inc.

We have audited the accompanying statements of net assets available for benefits of the Employees' Retirement Savings Plan for the Precision Stamping Division of Elco Textron Inc. as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended, are presented for purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                 /s/ Ernst & Young LLP
                                 ERNST & YOUNG LLP
May 5, 1999

                       Employees' Retirement Savings Plan
                     for the Precision Stamping Division of
                                Elco Textron Inc.

      Statement of Net Assets Available for Benefits with Fund Information

                                December 31, 1998

                                                       Fund Information
                            Money              High         Small                   Textron
                            Market    Bond    Income    Capitalization  Balanced     Stock      Loan
                             Fund     Fund    Equity        Fund         Fund        Fund      Fund       Total
                                               Fund

Investments, at fair
 value:
   Pegasus Money Market
    Fund                   $636,885   $   -  $       -      $       -   $       -   $       -   $     -  $  636,885
 Pegasus Bond Fund                -   5,691          -              -           -           -         -       5,691
 Putnam Voyager Fund              -       -          -      1,971,150           -           -         -   1,971,150
 Pegasus Equity Index
   Fund                           -       -  2,297,028              -           -           -         -   2,297,028
 The George Putnam Fund
   of Boston                      -       -          -              -   1,359,075           -         -   1,359,075
 Textron Inc. common
   stock                          -       -          -              -           -   1,127,621         -   1,127,621
 Participant notes
   receivable                     -       -          -              -           -           -   176,339     176,339
Total investments           636,885   5,691  2,297,028      1,971,150   1,359,075   1,127,621   176,339   7,573,789

Receivables:
 Participant
   contributions              2,829      47     13,731         13,745       8,487       8,221         -      47,060
 Employer's
   contributions                516      11      2,195          2,193       1,508       1,314         -       7,737
Total receivables             3,345      58     15,926         15,938       9,995       9,535         -      54,797

Net assets available
 for benefits              $640,230  $5,749  $2,312,954    $1,987,088  $1,369,070   $1,137,156 $176,339  $7,628,586

See accompanying notes.

                       Employees' Retirement Savings Plan
                     for the Precision Stamping Division of
                                Elco Textron Inc.

      Statement of Net Assets Available for Benefits With Fund Information

                                December 31, 1997

                                                           Fund Information
                                         Money      High         Small                  Textron
                                Main    Market     Income    Capitalization  Balanced     Stock    Loan
                                Fund     Fund      Equity       Fund           Fund       Fund     Fund     Total
                                                    Fund
Investments, at fair value:
 Parkstone Prime Obligation
  Money Market Fund               $137  $659,902  $     112     $      195  $   7,464   $ 42,612  $   -  $  710,422
 Parkstone High Income
  Equity Fund                        -         -  1,761,879              -          -          -      -   1,761,879
 Parkstone Mid
  Capitalization Fund                -         -     23,923              -          -          -      -      23,923
 Parkstone Small
  Capitalization Fund                -         -          -      1,879,144          -          -      -   1,879,144
 Parkstone Balanced Fund             -         -          -              -  1,054,342          -      -   1,054,342
 Textron Inc. common stock           -         -          -              -          -    705,625      -     705,625
 Participant notes receivable        -         -          -              -          -          - 80,955      80,955
Total investments                  137   659,902  1,785,914      1,879,339  1,061,806    748,237 80,955   6,216,290

Receivables:
 Participant contributions           -     2,944     13,878         16,613      8,389      7,614      -      49,438
 Employer's contributions            -    14,841     28,538         34,060     21,644     16,330      -     115,413
 Other receivable (payable)          -   (1,617)    (2,654)        (2,734)    (1,814)        374      -     (8,445)
 Accrued income                    570     2,888          2              2          9      2,994      -       6,465
Total receivables                  570    19,056     39,764         47,941     28,228     27,312      -     162,871

Due (to) from other funds        (707)     3,185    (1,402)          (822)    (1,046)        783      9           -
Net assets available for
 benefits                       $    -  $682,143 $1,824,276     $1,926,458  $1,088,988  $776,332 $80,964 $6,379,161

See accompanying notes.

                       Employees' Retirement Savings Plan
                     for the Precision Stamping Division of
                                Elco Textron Inc.

 Statement of Changes in Net Assets Available for Benefits with Fund Information

                          Year ended December 31, 1998

                                                 Fund Information
                                         Money              High         Small                   Textron
                                         Market   Bond     Income    Capitalization  Balanced     Stock    Loan
                                          Fund    Fund     Equity         Fund        Fund        Fund     Fund     Total
                                                            Fund
Additions to net assets attributed to:
 Investment income:
  Net appreciation (depreciation) in
   fair value of investments              $    -   $  21    $248,858     $(106,549)   $32,220   $190,040  $    -   $364,590
  Interest and dividend income            34,008       -     151,894        132,370   116,125     11,867   6,777    453,041
                                          34,008      21     400,752         25,821   148,345    201,907   6,777    817,631
 Contributions:
  Participant                             29,678      47     143,514        149,391    85,666     90,106       -    498,402
  Employer                                 5,336      11      22,751         23,375    15,554     13,875       -     80,902
                                          35,014      58     166,265        172,766   101,220    103,981       -    579,304

Total additions                           69,022      79     567,017        198,587   249,565    305,888   6,777  1,396,935

Deductions from net assets attributed
  to:
  Benefits paid to participants           46,309       -      40,218         42,095    19,418        146       -    148,186
  Administrative expenses                    196       -         196            196       196        647       -      1,431
  Other                                  (1,729)       -     (3,351)        (4,967)   (2,100)     10,030      10    (2,107)
Net deductions                            44,776       -      37,063         37,324    17,514     10,823      10    147,510
Net increase prior to interfund
 transfers                                24,246      79     529,954        161,263   232,051    295,065   6,767  1,249,425
Interfund transfers (net)                (66,159)  5,670    (41,276)      (100,633)    48,031     65,759  88,608          -
Net increase (decrease)                  (41,913)  5,749     488,678         60,630   280,082    360,824  95,375  1,249,425

Net assets available for benefits,
 beginning of year                       682,143       -   1,824,276     1,926,458  1,088,988    776,332  80,964  6,379,161
Net assets available for benefits,
 end of year                           $640,230  $5,749  $2,312,954     $1,987,088 $1,369,070 $1,137,156 $176,339 $7,628,586

See accompanying notes.

                       Employees' Retirement Savings Plan
                     for the Precision Stamping Division of
                                Elco Textron Inc.

 Statement of Changes in Net Assets Available for Benefits with Fund Information

                          Year ended December 31, 1997
                                                               Fund Information
                                              Money      High        Small                  Textron
                                             Market     Income   Capitalization  Balanced    Stock    Loan
Additions to net assets attributed to:        Fund      Equity       Fund          Fund       Fund    Fund      Total
                                                         Fund
 Investment income:
  Net appreciation (depreciation) in
  fair value of investments                   $     -    $25,963    $(162,454)   $55,606   $125,250  $   -     $44,365
  Interest and dividend income                 41,698    298,698        89,173    56,299    11,600   7,312     504,780
                                               41,698    324,661      (73,281)   111,905   136,850   7,312     549,145
 Contributions:
  Participant                                  46,514    146,270       188,542    94,126    75,687       -     551,139
  Employer                                     22,805     49,511        59,529    37,401    27,070       -     196,316
                                               69,319    195,781       248,071   131,527   102,757       -     747,455
Total additions                               111,017    520,442       174,790   243,432   239,607   7,312   1,296,600

Deductions from net assets attributed to:
 Benefit paid to participants                 150,139      9,578         3,649    40,524       467       -     204,357
 Administrative expenses                          264        262           262       262       871       -       1,921
 Other                                          1,958      1,962         2,536     1,388       687   7,856      16,387
Total deductions                              152,361     11,802         6,447    42,174     2,025   7,856     222,665
Net increase (decrease)  prior to
 interfund transfers                         (41,344)    508,640       168,343   201,258   237,582   (544)   1,073,935
Interfund transfers (net)                   (324,631)     69,719       147,601     5,547   102,908 (1,144)           -
Net increase (decrease)                     (365,975)    578,359       315,944   206,805   340,490 (1,688)   1,073,935

Net assets available for benefits,
 beginning of year                          1,048,118  1,245,917     1,610,514   882,183   435,842  82,652   5,305,226
Net assets available for benefits,
 end of year                                $682,143  $1,824,276    $1,926,458 $1,088,988 $776,332  $80,964 $6,379,161

See accompanying notes.

                       Employees' Retirement Savings Plan
                     for the Precision Stamping Division of
                                Elco Textron Inc.

                          Notes to Financial Statements

                          Year ended December 31, 1998


1. Description of the Plan

The following brief description of the Employees' Retirement Savings Plan for the Precision Stamping Division of Elco Textron Inc. (the Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description for more complete information.

General

The Plan is a defined contribution plan formed to provide a retirement savings plan to employees of the Precision Stamping Division of Elco Textron Inc.
(Elco). The Plan provides for participant tax-deferred savings under Section 401(k) of the Internal Revenue (IRC) and is subject to the provisions of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by an administrative committee consisting of not fewer than three members selected by the Board of Directors of Elco.

Eligibility

All employees of the Precision Stamping Division of Elco (the Plan Sponsor) are eligible to participate in the Plan after completing one year of service, as defined in the Plan.

Vesting and Forfeitures

Participants are immediately vested in the value of their contributions and related allocation of trust income or loss.

Participants become fully vested in the value of contributions made by Elco and related allocations of trust income or loss after five years of credited service.

Any forfeitures are allocated to remaining Plan participants.

Contributions

Active participants may contribute up to 14% of their pre-tax compensation, as defined by the Plan, subject to dollar limitations of $10,000 and $9,500 in 1998 and 1997, respectively.

The Plan provides for an employer matching contribution of 25% of a participant's contribution, not to exceed 1% of the participant's compensation. The Plan also provides for discretionary Company contributions. Elco made a discretionary contribution of $-0- and $107,500 in 1998 and 1997, respectively.

Investment Options

Participants are allowed to direct the employer and employee contributions in 10% increments in any of the following investment funds:

  Money Market Fund - Funds are invested in the Pegasus Money Market Fund, a mutual fund, which invests in short-term U.S. Treasury bills or notes as well as other short-term obligations issued by or guaranteed by the U.S. Government and other short-term obligations.

  Bond Fund - Funds are invested in the Pegasus Bond Fund, a mutual fund, which invests in fixed income of corporate or U.S. Government obligations of varying maturities.

  High Income Equity Fund - Funds are invested in the Pegasus Equity Index Fund, a mutual fund, which invests in common and preferred stocks.

  Small Capitalization Fund - Funds are invested in the Putnam Voyager Fund, a mutual fund, which invests in common and preferred stocks.

  Balanced Fund - Funds are invested in The George Putnam Fund of Boston, a mutual fund, which invests in a combination of common stocks (and securities convertible into common stocks) and fixed income securities.

  Textron Stock Fund - Funds are invested exclusively in Textron Inc. common stock.

Participants may change their investment options quarterly.

During October 1998, the underlying investments available to participants changed.

Allocations

The Plan document provides for daily allocation of trust income or loss which is made in the same ratio that a participant's account bears to the sum of the balances of all participants' accounts, taking into consideration the dates on which additional contributions are made. Company contributions are allocated as of the end of each plan year.

Distribution of Benefits

Distribution of the vested value of a participant's account is made by the trustee within sixty (60) days after the end of the Plan year in which occurs a participants' normal retirement date, early retirement date, late retirement date, disability retirement date, severance date or death.

The vested value of such distribution includes any pre-tax contributions made to the participant's account during the Plan year and is determined subsequent to the inclusion of his allocable share of trust income or loss.

Participant Notes Receivable

Participants may borrow an amount that does not exceed the lesser of $50,000 or 50% of the employee's own contributions. Loans must be repaid within five years and bear interest at the current prime rate plus 1%.

2. Summary of Significant Accounting Policies

Investment Valuation

The Plan's investments are stated at fair value. The shares of the registered investment companies are valued at quoted market prices which represent the net asset values of the shares held by the Plan at year end. Shares of Textron Inc. common stock are valued at the last reported sale price on the last day of business of the Plan year. Participant loans are valued at their outstanding balances, which approximates fair value.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Administrative Expenses

Certain services are provided to the Plan by Elco without charge.

3. Termination Priorities

Although it has not expressed any intent to do so, Elco has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants become 100% vested in their accounts.

4. Related-Party Transactions

During the year, the Plan had purchase and sale transactions with mutual funds administered by an affiliate of the Plan's trustee and the common stock of Textron Inc., parent company of Elco.

5. Income Tax Status

The Internal Revenue Service ruled on April 6, 1995, that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

6. Year 2000 (Unaudited)

The Plan Sponsor has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle the Year 2000 dates. The Plan Sponsor is taking a two-phase approach. The first phase addresses internal systems that must be modified or replaced to function properly. Both internal and external resources are being utilized to replace or modify existing software applications, and test the software and equipment for the Year 2000 modifications. The Plan Sponsor anticipates substantially completing this phase of the project by July 1999. Costs associated with modifying software and equipment are not estimated to be significant and will be paid by the Plan Sponsor.

For the second phase of the project, Plan management established formal communications with its third-party service providers to determine that they have developed plans to address their own Year 2000 problems as they relate to the Plan's operations. All third-party service providers have indicated that they will be Year 2000 compliant by mid-1999. If modification of data processing systems of either the Plan, the Plan Sponsor, or its service providers is not completed on time, the Year 2000 problem could have a material impact on the operations of the Plan. Plan management has not developed a contingency plan, because they are confident that all systems will be Year 2000 ready.

Supplemental Schedules

                       Employees' Retirement Savings Plan
                     for the Precision Stamping Division of
                                Elco Textron Inc.

                    Employer Identification Number 36-1033080
                                 Plan Number 012

          Line 27(a) - Schedule of Assets Held for Investment Purposes

                                December 31, 1998

                                            Number
                                          of Shares
              Identity of                  or Face                     Current
            Party Involved                  Amount         Cost         Value

Pegasus Money Market Fund*                    636,885       $636,885     $636,885

Mutual funds:
 Pegasus Bond Fund*                               527          5,670        5,691
 Pegasus Equity Index Fund*                    90,469      1,975,253    2,297,028
 Putnam Voyager Fund*                          89,924      1,623,273    1,971,150
 The George Putnam Fund of Boston*             75,326      1,328,677    1,359,075

Textron Inc. common stock*                     14,849        817,781    1,127,621

Participant loans                          7.5%to9.5%
                                                                   -      176,339

                                                          $6,387,539   $7,573,789


* Indicates a party-in-interest to the Plan.

                       Employees' Retirement Savings Plan
                     for the Precision Stamping Division of
                                Elco Textron Inc.
                    Employer Identification Number 36-1033080
                                 Plan Number 012

          Line 27(d) - Schedule of Reportable Transactions (continued)

                          Year ended December 31, 1998

                                                                                                  Current
                                                                                                   Value
                                                                                                of Asset on    Net
                                                               Purchase   Selling    Cost of    Transaction    Gain
    Identity of Party           Description of Assets           Price      Price      Asset        Date       (Loss)
        Involved

 Category (i) - Individual transactions in excess of 5 percent of plan assets

 First of America        Parkstone Prime Obligation Money     $       -    $618,385   $618,385     $618,385   $      -
  Investment               Market Fund
  Corporation*
 First of America        Parkstone High Income Equity Fund            -   1,778,069  1,806,075    1,778,069   (28,006)
  Investment
  Corporation*
 First of America        Parkstone Small Capitalization Fund          -   1,449,764  1,992,120    1,449,764  (542,356)
  Investment
  Corporation*
 First of America        Parkstone Balanced Fund                      -   1,214,665  1,195,272    1,214,665     19,393
  Investment
  Corporation*

Putnam*                  Putnam Voyager Fund                  1,451,118           -  1,451,118    1,451,118          -
Putnam*                  The George Putnam Fund of Boston     1,215,322           -  1,215,322    1,215,322          -
Putnam*                  Pegasus Equity Index Fund            1,801,190           -  1,801,190    1,801,190          -
Putnam*                  Pegasus Money Market Fund              620,996           -    620,996      620,996          -

 Category (iii) - Series of security transactions in excess of 5 percent of plan assets

 First of America        Parkstone Prime Obligation Money     1,448,113           -  1,448,113    1,448,113          -
 Investment                Market Fund
  Corporation*
                                                                      -   2,158,535  2,158,535    2,158,535          -

 First of America        Parkstone High Income Equity Fund      245,079           -    245,079      245,079          -
  Investment
  Corporation*
                                                                       -   1,936,129  1,959,710    1,936,129     23,581

 First of America        Parkstone Small Capitalization Fund    220,547           -   $220,547      220,547          -
  Investment
  Corporation*
                                                                      -   1,645,139  2,220,903    1,645,139  (575,764)

 First of America        Parkstone Balanced Fund                221,964           -    221,964      221,964          -
  Investment
  Corporation*
                                                                       -   1,277,936  1,255,243    1,277,936     22,693

Textron Inc.*            Textron Inc. common stock               353,304           -    353,304      353,304          -
                                                                       -     121,348     84,526      121,348     36,822

Putnam*                  Putnam Voyager Fund                   1,623,933           -  1,623,933    1,623,933          -
                                                                       -         786        660          786        126

Putnam*                  The George Putnam Fund of Boston      1,335,800           -  1,335,800    1,335,800          -
                                                                       -       7,315      7,123        7,315        192

Putnam*                  Pegasus Equity Index Fund             1,975,253           -  1,975,253    1,975,253          -

Putnam*                  Pegasus Money Market Fund               636,885           -    636,885      636,885          -

 There were no category (ii) or (iv) reportable transactions during 1998.
 * Indicates a party-in-interest to the Plan.


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